SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL FOR PARTICIPATION

EXTRAORDINARY SHAREHOLDERS' MEETING

October 28, 2024

PRESENTATION

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 9 of its Bylaws, to participate in the Company’s Extraordinary Shareholders’ Meeting (“ESM” or “Meeting”), to be held on October 28, 2024, at 11:00 a.m., in an exclusively digital format, through the Ten Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission, of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

I.	Amend article 27 of the Bylaws to (i.1) in the main section, authorize the Statutory Audit Committee (“CAE”) to be composed of at least three and at most five members, with the participation of an external member permitted; (i.2) in paragraph 2, to update the requirements for appointment to the position of member of the CAE, providing for the composition of the body by: (a) at least one independent member of the Board of Directors, (b) at least one external member of the Board of Directors, (c) at least one member with recognized experience in corporate accounting matters, and (d) the majority of independent members; (i.3) include paragraph 3, allowing the cumulation of the characteristics of items “a” or “b” with “c” above by the same member and (i.4) in the new paragraph 5, reflect the changes above.
II.	Consolidate the Company’s Bylaws, to reflect the resolutions of item (I) on the Agenda.

The documents relevant to the matters to be resolved by the shareholders according to the agenda above are available to the shareholders at the Company's headquarters, on Sabesp's investor relations website, ri.sabesp.com.br, and on the websites of the Brazilian Securities and Exchange Commission ("CVM") and B3 S.A. - Brasil, Bolsa, Balcão, respectively, https://www.gov.br/cvm/pt-br and http://www.b3.com.br/, under CVM Resolution 81/22.

We recommend careful reading of the Management Proposal. Any doubts or clarifications regarding the matters on the agenda can be resolved or obtained by emailing the Investor Relations Superintendence at sabesp.ri@sabesp.com.br.

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INSTRUCTIONS TO PARTICIPATE IN THE ESM

The ESM will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person, or represented by a duly appointed proxy, through the Ten Meetings digital platform ("Digital Platform") on the date and time scheduled for the ESM after prior registration, as detailed in the Call Notice of and in this Manual, or (ii) by sending voting instructions before the ESM is held, through a Remote Voting Form ("BVD") or via Digital Platform.

Shareholders who wish to participate in the ESM in real time must register in advance, and upon accreditation and receipt of a link with access instructions, they must access the Digital Platform on the date and time of the ESM, as described below.

I.	Remote participation through the Digital Platform:

To participate and vote through the Digital Platform, the shareholder must pre-register on the Ten Meetings Platform at the following link https://assembleia.ten.com.br/654345119, until 11:00 a.m. of October 26, 2024, by selecting the “Cadastrar” option and uploading the documents detailed in item (a) below:

After pre-registering on the Digital Platform, the shareholder will receive an email confirming the receipt of the registration request, which will be analyzed by the Company.

Once the registration request is made, the shareholder or their representatives will have access to a virtual environment called "Painel de Representantes", which can be accessed via the link https://assembleia.ten.com.br/654345119. In this environment, they can monitor the status of their registration approval and update the documentation submitted by logging in with the previously registered username and password.

If approved, shareholders and proxies will receive confirmation of their registration via email. In case of rejection, they will receive an email explaining the reason for the rejection and, if applicable, instructing them on how to rectify the registration.

If the shareholder does not receive the confirmation or rejection email of their registration within 24 hours before the ESM, they should contact the Company via email at sabesp.ri@sabesp.com.br.

Access to the ESM via the Digital Platform is restricted to shareholders and their representatives and proxies who register within the specified period and according to the procedures outlined in this Manual and have their registrations validated by the Company. Even if the Company approves the Shareholder's registration, if they do not have shares registered in the Company's latest shareholder base listing, they will not be able to access the Digital Platform at the time of the Meeting.

The Company will not be liable for any operational or connection problems that the shareholder may encounter, nor for any external issues that may hinder or prevent their participation in the ESM through the electronic system.

The Company also recommends that Shareholders familiarize themselves with the use of the Digital Platform in advance and ensure the compatibility of their respective electronic devices with the platform's use (video and audio).

Additionally, the Company requests that such Shareholders (or their duly appointed representatives or proxies) access the Digital Platform at least 30 (thirty) minutes before the ESM to allow for the validation of their access and their participation.

(a)           Documents necessary for remote participation via Digital Platform

Individual Shareholders:

✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil); and

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✓  Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the ESM.

Corporate Shareholders:

✓  a copy of the bylaws or current articles of organization and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized)

✓  Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil) of the legal representative(s); and

✓  Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the ESM.

Investment Funds:

✓  A copy of the consolidated fund regulations and bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized);

✓  Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil) of the legal representative(s); and

✓  Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the ESM.

The Company will waive the requirement for notarization and legalization or apostille of documents signed abroad.

The Company will not require sworn translation of documents originally drafted in Portuguese, English, or Spanish or accompanied by their respective translations in these same languages.

Additionally, if the Shareholder is represented at the ESM by a proxy, the Shareholder must submit to the Company, in addition to the documents indicated above, the appropriate power of attorney, granted less than one year ago, under paragraph 1 of article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law"), accompanied by the identification document and/or relevant corporate documents of the proxy, as applicable.

(b)           Information on the registration

Shareholders participating in the ESM via the Digital Platform may exercise their respective voting rights and will be considered present and signatories to the minutes, under paragraph 1 of article 47 of CVM Resolution 81/22.

Upon registration, the participant agrees to (i) use the individual link solely and exclusively for participation in the ESM; (ii) not transfer or disclose, in whole or in part, the individual link to any third party, shareholder or not, as said link is non-transferable; and (iii) not record or reproduce, in whole or in part, nor transfer to any third party, shareholder or not, the content or any information transmitted through the virtual platform during the ESM.

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Every Shareholder, representative, or proxy who joins the Meeting through digital means will undergo a visual verification to confirm the regularity of their participation. This verification will request that the participant's identification document be shown on their device's camera so that the photo and all information of said document are visible and legible.

Throughout the entire ESM, the participant must keep their device's camera on and positioned in front of them, to remain visible throughout the ESM. A participant who turns off the camera or moves away from it may be notified to return or turn the device back on. Failure to comply with the request may result in the Shareholder being removed from the video conference.

To optimize interaction, participants' audio via video conference will be automatically muted. Participants may express themselves through (i) messages, at any time, or (ii) audio, upon request via message for timely release of their audio.

The video conference will start 30 (thirty) minutes before the Meeting to expedite the participants’ validation process. The Company advises shareholders choosing to participate online to access the link to join the ESM 30 (thirty) minutes in advance.

II.	Voting via Remote Voting Form

Shareholders may alternatively vote remotely on the matters on the agenda of the ESM from this date onwards, through (a) transmission of instructions for filling out the voting form to their custody agents, if the shares are deposited with a central depository; (b) transmission of instructions for filling out the remote voting form to the financial institution contracted by the Company for the provision of securities bookkeeping services, Banco Bradesco S.A., if the shares are not deposited with a central depository; (c) transmission of voting instructions via the Ten Meetings digital platform (via the link https://assembleia.ten.com.br/654345119) in the specific tab called "BVD," or (d) sending the remote voting form, made available on the websites of the CVM (www.cvm.gov.br) and the Company (ri.sabesp.com.br), duly filled out and signed directly to the Company, at Rua Costa Carvalho, nº 300, in the City of São Paulo, State of São Paulo, or to the email (sabesp.ri@sabesp.com.br), to the care of the Superintendência de Relações com Investidores.

The voting instructions must be received by the custody agent, bookkeeping agent, or the Company, as applicable, up to 7 (seven) days before the ESM date (i.e., until September 20, 2024, including this date), unless a shorter deadline is established by the service providers, and in the case of direct submission to the Company, the remote voting form, duly filled out, initialed, and signed, without the need for notarization, must be accompanied by the other documents indicated in item I(a) above, as applicable and detailed in the remote voting form.

The Company, in turn, will notify the shareholder, within 3 (three) days of receiving the voting instructions, of the vote count or any need for rectification or re-submission of the voting instructions or accompanying documents.

If there is a discrepancy between any remote voting form received directly by the Company and the voting instruction contained in the consolidated voting map sent by the bookkeeping agent regarding the same CPF or CNPJ registration number, the voting instruction contained in the bookkeeping agent's voting map will prevail, and the form received directly by the Company will be disregarded.

During the voting period, the Shareholder may amend their voting instructions as many times as needed, with the last voting instruction submitted being considered in the Company's voting map.

Shareholders who have already submitted their remote voting forms may also, if they wish, register to participate in the respective Meeting via the Digital Platform, as described in this Manual and within the specified deadline. However, if such shareholder exercises their voting rights at the Meeting, all voting instructions received through remote voting forms identified with their CPF or CNPJ registration number will be disregarded.

III.	Voting at the ESM and the limitation on the exercise of voting rights

Each common share entitles its holder to one vote at the resolutions of the Meeting, subject to the limits established in the Company’s Bylaws.

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According to Article 6 of the Company’s Bylaws, no shareholder or Group of Shareholders (as defined below), whether Brazilian or foreign, public or private, is allowed to exercise voting rights for more than 30% (thirty percent) of the total number of shares into which the Company's total voting capital is divided, regardless of the shareholder or Group of Shareholders participation in the capital stock (“Limitation on the Exercise of Voting Rights”).

Group of Shareholders: Means the group of two or more persons or any other forms of organization (a) that are bound by vote agreements of any nature, including shareholders' agreements, either directly or through controlled, controlling, or under common control persons (or any other forms of organization); or (b) that have control relationships between them; or (c) that are under common control; or (d) in which one person directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of the other person; or (e) between two persons, a third common investor who directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of each of the two persons; or (f) that are managed or are under the management of the same person or related parties; or (g) that share the majority of their administrators; or (h) whose employees are beneficiaries of the same post-employment benefit plan; or (i) in which one is a post-employment benefit plan and the other is the person whose employees contribute to that post-employment benefit plan, as established in paragraph 3 of Article 6 of the Bylaws.

In the case of investment funds with a common administrator or manager, only those whose investment and voting exercise policies in shareholders' meetings, under the respective regulations, are under the responsibility of the administrator or manager, as applicable, on a discretionary basis will be considered a Group of Shareholders, as established in paragraph 4 of Article 6 of the Bylaws.

Due to the Limitation on the Exercise of Voting Rights, the Company requests that shareholders who belong to a “Shareholder Group”, as defined above, inform the Company of this fact by 11:00 a.m. on October 24, 2024, and indicate which other shareholders are also members of said “Shareholder Group”.

Votes exceeding the limits outlined in Article 6 of the Bylaws will not be counted.

IV.	General Information

Access or usage questions regarding the Digital Platform from shareholders wishing to participate in the ESM can be sent to the email sabesp.ri@sabesp.com.br.

The Company will not be liable for operational or connection problems that shareholders may encounter, nor for any other issues that may hinder or prevent the shareholder's participation in the Meeting via electronic means, arising from incompatibility or defects in their electronic devices.

In line with paragraph 1, item II of article 28 of CVM Resolution 81/22, the Meeting will be entirely recorded.

The documents and information necessary for participation and exercising voting rights at the ESM, whether through remote voting forms or via the Digital Platform, have been made available to shareholders at the Company's headquarters and, under CVM Resolution 81/22, and can be consulted on the Company's investor relations webpage (ri.sabesp.com.br), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Finally, it should be noted that the personal data and documents requested for registration and participation in the ESM will be used exclusively for this purpose and will be processed according to article 7, item II, of Law 13,709/2018 (compliance with legal obligations), based on Brazilian Corporation Law and correlating regulations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 4, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.